AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as of this 27th day of August 2021, by and among Sixth Street Partners Management Company, L.P., a Delaware limited partnership, Sixth Street Specialty Lending, Inc., a Delaware corporation and Alan Waxman.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated: August 27, 2021

Sixth Street Partners Management Company, L.P.

By: /s/ David Stiepleman

Name: David Stiepleman

Title: Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P.

Sixth Street Specialty Lending, Inc.

By: /s/ Ian Simmonds

Name: Ian Simmonds

Title: Chief Financial Officer

Alan Waxman

By: /s/ Joshua Peck (1)

Name: Joshua Peck, on behalf of Alan Waxman

(1) Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated July 12, 2021, which was previously filed with the Securities and Exchange Commission.